Filed pursuant to Rule 433

January 10, 2018

Pricing Term Sheet

Relating to

Preliminary Prospectus Supplement dated January 4, 2018 to

Registration Statement No. 333-184134

STATE OF ISRAEL

3.250% Bonds due 2028

4.125% Bonds due 2048

Issuer:	State of Israel
Securities Offered:	3.250% Bonds due 2028 (the “2028 Bonds”) 4.125% Bonds due 2048 (the “2048 Bonds”)
Principal Amount:	US$1,000,000,000 of the 2028 Bonds US$1,000,000,000 of the 2048 Bonds
Maturity Date:	January 17, 2028 for the 2028 Bonds January 17, 2048 for the 2048 Bonds
Trade Date:	January 10, 2018
Original Issue Date (Settlement):	Expected January 17, 2018 (T+4)[1] through the book-entry facility of The Depository Trust Company
Issue Price (Price to Public):	99.291% for the 2028 Bonds 99.098% for the 2048 Bonds
Net Proceeds to Issuer (before expenses):	US$991,660,000 (99.166%) for the 2028 Bonds US$988,480,000 (98.848%) for the 2048 Bonds
Coupon:	3.250% for the 2028 Bonds 4.125% for the 2048 Bonds
Yield to Maturity:	3.334% for 2028 Bonds 4.178% for 2048 Bonds
Spread to Benchmark Treasury:	+75 basis points (0.750%) for the 2028 Bonds +125 basis points (1.250%) for the 2048 Bonds
Benchmark Treasury:	2.250% due November 15, 2027, for the 2028 Bonds 2.750% due August 15, 2047, for the 2048 Bonds
Benchmark Treasury Price and Yield:	97-03+; 2.584% for the 2028 Bonds 96-15+; 2.928% for the 2048 Bonds
Interest Payment Period:	Semi-annually
Interest Payment Dates:	Each January 17 and July 17, commencing July 17, 2018 for the 2028 Bonds Each January 17 and July 17, commencing July 17, 2018 for the 2048 Bonds
Denominations:	US$200,000 and multiples of US$1,000 above that amount
Business Day:	New York
CUSIP:	46513Y JH2 for the 2028 Bonds 46513Y JJ8 for the 2048 Bonds
ISIN:	US46513YJH27 for the 2028 Bonds US46513YJJ82 for the 2048 Bonds
Joint Bookrunners:	Citigroup Global Markets Inc. (33 ⅓%); Deutsche Bank Securities Inc. (33 ⅓%); Goldman Sachs & Co. LLC (33 ⅓%)
Issuer Ratings:	A1 (stable) / A+ (positive) / A+ (stable)* (Moody’s) / (Standard & Poor’s) / (Fitch)

*Note: A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each rating should be evaluated independently of each other rating.

Please note the following supplemental disclosures, which supplement the Preliminary Prospectus Supplement, dated January 4, 2018 (the “Preliminary Prospectus Supplement”), and supersede the information in the Preliminary Prospectus Supplement to the extent the disclosures are inconsistent with the information contained therein.

Recent Developments

The information set forth below does not purport to be complete and supplements, and is qualified in its entirety by, the more detailed information contained in Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2016, as amended, and the other documents incorporated by reference in the basic prospectus. See “Where You Can Find More Information” in the prospectus supplement.

Set forth below is certain economic information reported by the Ministry of Finance of the State of Israel for the fiscal year ended December 31, 2017. For such year, the Ministry of Finance reported the following economic data:

•	2017 budget deficit (according to first estimate) equal to 1.97% of GDP (compared to target of 2.9%).

The preliminary prospectus supplement relating to the bonds is available under the following link:

http://www.sec.gov/Archives/edgar/data/52749/000114420418000696/0001144204-18-000696-index.htm

1 Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the bonds initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of bonds who wish to trade bonds on the date of pricing or the next succeeding business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Goldman Sachs & Co. LLC toll-free at 1-866-471-2526.

Manufacturer target market (MIFID II product governance) is eligible counterparties, professional clients and retail clients (all distribution channels).